GADSBY HANNAH LLP
225 FRANKLIN ST
BOSTON MA 02110

bmoffitt@ghlaw.com

Tel: 617 345-7012
Fax: 617 204-8012

May 12, 2006

Via Edgar

Perry Hindin
Jay Mumford
Security and Exchange Commission
Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MFIC Corporation (the “Company”)—Amendment No. 1
to Form SB-2 filed March 31, 2006—File No. 333-132895

Dear Mr. Hindin and Mr. Mumford:

The Company has filed today its Amendment No. 1 to the Form SB-2 filed by the Company on March 31, 2006.

The Commission made the following comment:

1.                Please remove the reference to the Private Securities Litigation Reform Act since it does not apply to issuers of penny stock. See Section 27A (b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

As requested, the Company has revised the Form SB-2 to remove the reference to the Private Securities Litigation Reform Act.

In addition, the Company has updated certain information regarding its directors and officers to reflect the information reported in the Company’s most recent Proxy Statement.

Except as amended and supplemented by this Amendment, the Company’s original Form SB-2 filed with the Commission on March 31, 2006 remains in full force and effect.

Please contact me with any questions.

Very truly yours,

/s/ Brenda A. Moffitt
Brenda A. Moffitt, Esq.
cc: Jack M. Swig, Esq.